
TOMPKINS
TRUSTCO INC.

2002 Corporate Report


03055263


PROCESSED
APR 15 2003
THOMSON
FINANCIAL

A Foundation of Trust

Tompkins Trust Company The Bank of Castile Mahopac National Bank Tompkins Insurance Agencies


TOMPKINS
TRUSTCO INC.
2002 Corporate Report

A Foundation of Trust

Tompkins Trustco - Committed to service with integrity.

Tompkins Trustco realized steady growth in 2002 despite the challenging economic climate. Key to this success has been our long-standing commitment to earning our customers' trust. This has contributed to our Company's prosperity by developing strong customer relationships which endure.

At our core is our belief in the need for the community bank. Our banks are deeply rooted in the communities they serve; they have become an important part of the local landscape. Each of our banks provides an ever-growing and evolving range of services and benefits to accommodate the needs of all our customers. This proactive approach to service and solutions tailored to our communities is part of the added value we offer, the Tompkins Plus.

FINANCIAL HIGHLIGHTS

Dollar amounts in thousands except per share data	Year ended December 31		
	2002	2001	% Change
Total Assets	$1,670,203	$1,420,695	17.56%
Net Income	$22,914	$19,627	16.75%
Diluted earnings per share	$3.03	$2.62	15.65%
Cash dividends per share	$1.16	$1.10	5.45%

SELECTED FINANCIAL DATA

	Year ended December 31				
Dollar amounts in thousands except per share data	2002	2001	2000	1999	1998
FINANCIAL STATEMENT HIGHLIGHTS					
Assets	**$1,670,203**	$1,420,695	$1,304,894	$1,188,679	$954,705
Deposits	**1,340,285**	1,087,458	1,034,901	974,239	733,644
Other borrowings	**81,930**	75,581	67,257	42,012	48,973
Shareholders' equity	**150,597**	131,072	114,995	96,624	97,652
Interest and dividend income	**93,959**	94,158	92,018	77,617	69,729
Interest expense	**28,818**	36,175	40,076	30,551	29,371
Net interest income	**65,141**	57,983	51,942	47,066	40,358
Provision for loan/lease losses	**2,235**	1,606	1,216	944	1,539
Net securities gains (losses)	**363**	66	450	(59)	(12)
Net income	**22,914**	19,627	17,512	15,200	14,502
PER SHARE INFORMATION					
Basic earnings per share	**$3.09**	$2.65	$2.47	$2.15	$2.05
Diluted earnings per share	**3.03**	2.62	2.45	2.12	2.01
Cash dividends per share*	**1.16**	1.10	1.08	1.03	.91
SELECTED RATIOS					
Return on average assets	**1.45%**	1.46%	1.42%	1.41%	1.57%
Return on average equity	**16.41%**	15.82%	17.09%	15.46%	16.09%
Shareholders' equity to average assets	**9.51%**	9.73%	9.31%	8.97%	10.60%
Dividend payout ratio*	**37.54%**	41.51%	43.95%	40.52%	37.92%

OTHER SELECTED DATA Not rounded, unless otherwise noted					
Employees (average full-time equivalent)	**530**	513	462	442	365
Full-service banking offices	**32**	29	28	26	22
Bank access centers (ATMs)	**48**	45	41	36	33
Weighted average basic shares outstanding	**7,409,672**	7,397,628	7,103,784	7,068,409	7,081,213
Weighted average diluted shares outstanding	**7,553,261**	7,505,141	7,158,968	7,177,821	7,228,501
Trust and Investment Services assets under management (in thousands)	**$1,207,786**	$1,138,341	$1,094,452	$1,106,059	$ 952,880

*Cash dividends per share reflects historical information for Tompkins Trustco, Inc.

A message to our shareholders

The theme of this year's corporate report, "A Foundation of Trust" has been a theme within the Company for many years and has been extolled by past Chief Executive Officers, including Robert E. Treman, William Burns, Charles E. Treman, Jr. and Raymond Van Houtte. It is reflected in our name. It is part of our corporate code of conduct and governs the way we deal with employees, customers and shareholders. In fact, it is one of the main reasons we have so many long term employees, customer relationships and stockholdings that span generations within families. It has also helped us produce a long-term record of financial strength and consistent good returns to shareholders.

We are pleased to report that 2002 was another year of successful operations for your Company. Financial results were strong, the integration of corporate strategy and operations among the Tompkins companies proceeded on plan, and a management reorganization was put in place, which we believe positions us very well for the future.

In 2002, net income was a record $22.9 million, an increase of 16.7 percent over the prior year. Diluted earnings per share were $3.03, up 15.6 percent from $2.62 in 2001. An important factor was growth in assets (+17.6 percent), loans (+11.9 percent) and deposits (+23.2 percent). This growth offset a decrease in our net interest margin (4.87 percent in 2001; 4.64 percent in 2002). As a result, net interest income rose by 12.3 percent in 2002.

Despite the difficulties in our national economy last year, our loan portfolios remained in good condition with year-end nonperforming assets at a relatively modest 0.47 percent of total assets, compared to 0.53 percent on December 31, 2001. The financial results are presented, in more detail, in our Annual Report and its Management Discussion and Analysis.



James J. Byrnes
Chairman & Chief Executive Officer

On January 1, 2003, Stephen E. Garner, who had been President and CEO of Mahopac National Bank since 1994, moved to Ithaca as President and CEO of Tompkins Trust Company. Steve became only the 11th president since our original chartering in 1836. The change ensures proven, focused management of our lead bank, and enables Jim Byrnes, as Corporate CEO, to spend more time on corporate management and coordination among our four subsidiaries.

At Mahopac National Bank, Stephen S. Romaine, formerly Executive Vice President, succeeded Mr. Garner as President and CEO. He has been a key member of the management team for eight years and has helped to produce operational improvement and significant growth at that bank.

James W. Fulmer, President of Tompkins Trustco, oversees our operations in western New York, including The Bank of Castile and Tompkins Insurance Agencies, Inc. Jim has also assumed the duties of President and CEO of The Bank of Castile.

David S. Boyce was named President and CEO of Tompkins Insurance Agencies, Inc., succeeding James R. Hardie, who continues with the agency as Vice Chairman and with Tompkins Trustco as a director. David has been with the agency, and a predecessor company, for 14 years.

Tompkins Trust Company had another successful year, expanding its business base and taking on more responsibility to provide services for its affiliates. These include functions in areas of financial reporting, investments, data processing, and the servicing of products such as Internet banking, leasing and receivables financing.

Tompkins' market area is focused in the region around Ithaca, NY, home to Cornell University and Ithaca College. In December, the bank opened a full service office in nearby Cortland, NY and expects to open another in Auburn, NY by the third quarter of 2003. We believe that our vision of "Community Banking with the Tompkins Plus" will meet a market need in those communities. Tompkins Investment Services, the Trust Company's division providing trust and investment services, had a strong year for new business. Despite the continued poor performance of the stock market, assets at year-end grew to $1.2 billion. Tompkins Investment Services offices are maintained in Ithaca, Cortland, Brewster and at The Bank of Castile, and represent a tangible part of the Tompkins Plus in each of our market regions.

Mahopac National Bank continued to be one of the "growth engines" for our Company. 2002 brought the opening of our new office in LaGrange, NY as well as continued growth in many of our existing community banking locations. The bank increased efficiency by joining our other banking affiliates in utilizing the Kirchman BankWay processing system, and enhanced service to our customers by introducing the convenience of state-of-the-art check imaging.

The Bank of Castile also saw continued growth in loans and deposits in 2002. The bank's office in Medina, NY was converted to full service. The bank is also making plans to open our second Monroe County office.

Tompkins Insurance Agencies produced record income in 2002, due in part to increased insurance premiums in the U.S. market. This also represented a challenge to our employees in that many carriers increased not only premiums, but also their standards for writing policies. Significant extra efforts were put forth to maintain insurance or place coverage for our clients. The agency also consolidated some of its operations in Attica, NY to improve service and efficiency.

In 2003, each of our affiliates will emphasize the benefits that the Tompkins Plus brings to our market areas. As we write this, there are many uncertainties facing the world. We remain committed to our community banking strategy, a foundation of trust, and a long-term emphasis on balancing earnings and soundness. These basic principles have served us well in good times and bad.

Thomas J. Smith, Senior Vice President, retired in August after 38 years of service. It was a pleasure to work with him and we wish him well in his retirement.

We were saddened in November by the loss of a former director, Judge James J. Clynes, Jr. Jim joined the board of Tompkins Trust Company in 1967 and served until his retirement in 1996.

We want to thank you, our shareholders, for your support and for the business that many of you conduct through our affiliates. Feel free to refer your friends!

As always, we invite each of you to our Annual Meeting being held on Monday, May 12, 2003 in Ithaca. Shareholder information meetings will be held on Wednesday, May 14, 2003 in Batavia and Wednesday, May 21, 2003 in Mahopac. The exact time and location of each meeting is specified in your proxy statement.

JAMES J. BYRNES
CHAIRMAN & CHIEF EXECUTIVE OFFICER

JAMES W. FULMER
PRESIDENT





JAMES W. FULMER
PRESIDENT


TOMPKINS
TRUST COMPANY


CORNELL
CORNELL
CORNELL
CORNELL

TOMPKINS TRUST COMPANY HAS TEAMED UP WITH CORNELL HOCKEY AND THE ITHACA BREAST CANCER ALLIANCE IN A POWER PLAY FOR PREVENTION. FOR EVERY POWER-PLAY GOAL SCORED BY THE BIG RED, TOMPKINS TRUST MADE A DONATION TO THE IBCA. THE POWER PLAY FOR PREVENTION CONCEPT WAS INITIATED BY CORNELL SENIOR AND BIG RED FORWARD SAM PAOLINI.


Power
Play
for
Prevention

Ithaca is home to Cornell University, one of the major research universities in the country. As a result, the market area tends to be both dynamic and demanding. Tompkins Trust Company continues to be the leading bank in the area by emphasizing community banking and personalized service, and by investing in the technology necessary to provide high quality financial services.



STEPHEN E. GARNER, PRESIDENT & CHIEF EXECUTIVE OFFICER, TOMPKINS TRUST COMPANY

"MY MOVE TO ITHACA AS PRESIDENT OF TOMPKINS TRUST COMPANY PROVIDES ME WITH EXCITING NEW CHALLENGES AND OPPORTUNITIES. I LOOK FORWARD TO BUILDING NEW RELATIONSHIPS AND TO THE GROWTH THAT WILL COME AT ALL LEVELS, PROFESSIONALLY AND PERSONALLY."

2002 was a successful year for growth in loans, deposits and fee income throughout our Company. Within the Tompkins organization, Tompkins Trust Company continued to provide additional administrative functions, services and products such as trust and investment services, Internet banking, card services, and leasing to the customers of our affiliate banks.

Along with financial growth in 2002 came physical growth. The opening of our new office in Cortland expanded our service region and was well received in that community. In addition, we received approval to open an office in Auburn, New York. In both communities, our strategy will be to emphasize the same personal approach we believe customers still appreciate and want.


blue
green
purple
computer

Tompkins Trust Company has enjoyed a long-term relationship with the Franziska Racker Centers, supporting their efforts to respond to the clinical needs of children with disabilities. The Tompkins Trust Company Bridge Fund, originally conceived as a summer program, now supports a wide-range of services throughout the year.


THE BANK OF
CASTILE
A Tompkins Community Bank



TOYS ARE FUN AND PROFITABLE -- A GREAT COMBINATION FOR THE TOYCRAFTER'S OWNER BRUCE HAWKES. HIS CREATIVITY AND SUPPORT FROM THE BANK OF CASTILE HAVE ENABLED HAWKES TO EXPAND HIS TOY MARKET FOR THE COMING YEAR.

The Bank of Castile realized significant growth in 2002. Residential mortgage lending and small business lending were very strong for the bank and deposit growth increased as well.

While the nation experienced a soft economy, and western New York was no exception, The Bank of Castile turned challenges into opportunities by focusing on the community and personalized customer service. This effort was reinforced by our office managers and other personnel who understand the importance of customer service and community involvement.



THE ROCHESTER MARKET HAS BEEN VERY RECEPTIVE TO THE COMMUNITY BANKING PHILOPSPHY OF THE BANK OF CASTILE. THE SUCCESS OF THE CHILI OFFICE HAS POSITIONED THE BANK FOR FURTHER EXPANSION IN THE MARKET.



Proclaimed to offer "one of the grandest views on the western continent," the Portage Bridge was supported by great wooden towers and spanned the Genesee River gorge. Dedicated in 1852, it was destroyed in a spectacular blaze in May of 1875. The new iron replacement bridge was completed in July of the same year. Trains still cross the gorge on the Portage Bridge and the structure continues to impress visitors to the region.

The Chili office continued to attract new customers. This office has realized impressive growth since it opened in 1999, and, based on these results, the bank is looking to expand its presence in Monroe County.

As a community focused bank offering the powerful range of services expected from a large commercial bank, The Bank of Castile is ideally positioned to make further inroads in its region. In 2002, flexibility and quick response to customer needs was a major factor for growth. In 2003 and beyond, the Tompkins Plus will continue to provide synergies and opportunities as the bank enlarges its footprint in Monroe and surrounding counties.

James W. Fulmer, Chairman, President & Chief Executive Officer, The Bank of Castile

"Being a Tompkins community bank has made a significant difference in how we do business, increased lending capacity and the insurance affiliation being just two examples of the added value we can offer to our customers. Our employees are enthusiastic about what the Company has to offer and it shows in their performance."


MAHOPAC
NATIONAL BANK
A Tompkins Community Bank



WORK IS NEARLY COMPLETE ON THE BREWSTER SPORTS CENTER, WHERE "EVERYONE CAN PLAY." THE TEN-ACRE MULTIPLEX IS THE VISION OF THE FOTI FAMILY WHO WANTED TO MAKE THE FUN AND BENEFITS OF TEAM SPORTS A REALITY FOR ALL KIDS.

Mahopac National Bank continues to focus on growth opportunities in the market and made considerable strides in 2002. Leveraging off a strong economy in the Hudson Valley, the bank opened its second office in Dutchess County. As Dutchess County continues to grow at record rates, the bank is evaluating sites for a third location.

For the past three years, Mahopac National Bank has been adding branch offices at a rate of one per year. The LaGrange office opened in July 2002, the Hopewell office opened in October 2001, and the Brewster office opened in February 2000. The gains made in these new offices supported overall double-digit growth for the bank.



STEPHEN S. ROMAINE, President & Chief Executive Officer, Mahopac National Bank

"OUR NEW OFFICES IN PUTNAM AND DUTCHESS COUNTIES HAVE POSITIONED US FOR CONTINUED SIGNIFICANT GROWTH IN THESE MARKETS. WE BELIEVE OUR SUCCESS HERE CAN BE DUPLICATED IN ADJACENT MARKETS AND WE CONTINUE TO INVESTIGATE POTENTIAL NEW SITES."

EAST FISHKILL IS ONE OF THE FASTEST GROWING COMMUNITIES IN DUTCHESS COUNTY. EXPANSION AND GROWTH HAVE BEEN WELL MANAGED. TOWN LEADERS ARE DELIVERING ON A VISION TO ENSURE QUALITY OF LIFE, MAINTAIN TRADITIONAL TIES, AND, AT THE SAME TIME, CONTINUE TO MOVE THE COMMUNITY FORWARD.



The Tompkins Plus partnership had a positive impact on Mahopac National Bank's operations and business development capabilities. The technical enhancements realized in 2002 have helped to position Mahopac as the technological leader in its community banking marketplace. Tompkins Plus products have been successfully integrated into the bank's portfolio of services leading to increased results from our marketing program.

MAHOPAC NATIONAL BANK HAS BEEN A PARTICIPANT IN THE GROWTH OF THE PUTNAM HOSPITAL CENTER. ALONG WITH FINANCIAL SUPPORT, THE BANK HAS PROVIDED STRATEGIC GUIDANCE THROUGH THE EFFORTS OF STEVE GARNER, FORMER CHAIR OF THE HOSPITAL FOUNDATION BOARD, AND OTHER MEMBERS OF BANK MANAGEMENT.




TOMPKINS
INSURANCE AGENCIES INC.
A Tompkins Trustco Company

Tompkins Plus is providing a unique benefit to the LeRoy, New York, school district. Working together, The Bank of Castile and Tompkins Insurance Agencies, have created a comprehensive, cost effective, combined financial and insurance services package for the new LeRoy campus.



Tompkins Trustco acquired Austin, Hardie, Wise Agency, Inc. and Ernest Townsend & Son, Inc., in January of 2001, to bring added value to our customers. These two well-established insurance agencies were merged into Tompkins Insurance Agencies, Inc., the focus being to expand within the imprint of The Bank of Castile.

In 2002, Tompkins Insurance Agencies overcame a soft economy and a challenging insurance market. The consolidation of marketing, accounting, and claims functions into the Attica office generated cost efficiencies and, equally important, proved to be of great benefit to our customers.

The corporate partnership with The Bank of Castile has also proven beneficial. Customer acceptance from both the private and commercial sector has been so positive, Tompkins Insurance Agencies has plans to co-locate within the Caledonia and Chili offices of the bank. These new operations should be completed and functioning by the middle of the second quarter.



David S. Boyce, President & Chief Executive Officer, Tompkins Insurance Agencies, Inc.

"Our connection with the Tompkins team has created a positive synergy. We can maintain our community attitude while providing the broadest spectrum of service. It's the best of both worlds."


TOMPKINS
INVESTMENT SERVICES
TOMPKINS
CHARITABLE GIFT FUND

Tompkins Investment Services

Tompkins Investment Services ended 2002 with a substantial increase in new core trust assets.

In 2002, Tompkins Investment Services began marketing trust and investment services in our new Cortland office under the leadership of Vice President John Poli, a long-time Cortland resident and banker. The positive response in Cortland to our investment services has encouraged the Company to initiate a similar marketing effort in the Auburn market for 2003.

Tompkins Charitable Gift Fund

The Tompkins Charitable Gift Fund is a service our Company provides to those who wish to make charitable gifts through the structure of a community fund. The fund handles all administrative functions and record keeping while offering donors the traditional tax, capital gains, and estate planning benefits of donating to charity.

Throughout the year, the fund made grants to over 65 charities. In 2002 the IRS approved the addition of a Pooled Income Fund, which allows donors to retain a life income interest in their gifts, but still retain the flexibility of the donor advised fund.

Tompkins Internet Banking

Tompkins Internet Banking provides Internet account access for clients of Tompkins Trust Company, The Bank of Castile, and Mahopac National Bank. While this service is individually branded for each bank, it is maintained and supported centrally to maximize overall efficiency. The Company's goal is a seamless integration of Internet, ATM, telephone voice response, call center, and branch representative delivery channels offering consumers as many "touchpoints" as possible.

The Internet continues to gain acceptance as a business channel and the demand for Internet banking is growing at a rapid pace as consumers realize the benefits of real-time, online banking. At year end, over 13,000 account holders were enrolled as Tompkins Internet Banking participants.


FOODNET
FOODNET

Foodnet provides nutritious meals for seniors in Tompkins County, delivering right to their doors in group centers or private homes. In 2002, Foodnet was one of the beneficiaries of grants made through the Tompkins Charitable Gift Fund. Their grant was put towards the purchase of a new delivery van. "Many people depend on Foodnet," says Executive Director, Stephen Griffin. "This wonderful gift has helped us provide even greater service to the community."

RESULTS 1998 - 2002 in millions, except as noted


Total Loans
$995
$592
$755
$846
$890
$995


Total Deposits
$1,340
$734
$974
$1,035
$1,087
$1,340


Diluted Earnings Per Share in Dollars
$3.03
$2.01
$2.12
$2.45
$2.62
$3.03


Cash Dividends Per Share in Dollars
$1.16
$0.91
$1.03
$1.08
$1.10
$1.16

Amounts in thousands except share and per share data	Year ended December 31 2002	2001
ASSETS		
Cash and noninterest bearing balances due from banks	$ 53,898	$ 43,946
Interest bearing balances due from banks	10,000	21
Federal funds sold	400	150
Available-for-sale securities, at fair value	493,780	386,369
Held-to-maturity securities, fair value of $40,260 at December 31, 2002 and $27,255 at December 31, 2001	38,722	26,846
Loans and leases, net of unearned income and deferred costs and fees	995,346	889,842
Less reserve for loan/lease losses	11,704	10,706
Net Loans/Leases	983,642	879,136
Bank premises and equipment, net	27,111	25,034
Corporate owned life insurance	21,382	20,451
Intangible assets	14,106	14,072
Accrued interest and other assets	27,162	24,670
Total Assets	$1,670,203	$1,420,695
LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES, AND SHAREHOLDERS' EQUITY		
Deposits:		
Interest bearing:		
Checking, savings, and money market	$ 710,753	$ 457,427
Time	379,603	404,532
Noninterest bearing	249,929	225,499
Total Deposits	1,340,285	1,087,458
Federal funds and securities sold under agreements to repurchase	77,843	109,669
Other borrowings	81,930	75,581
Other liabilities	18,059	15,423
Total Liabilities	1,518,117	1,288,131
Minority interest in consolidated subsidiaries	1,489	1,492
Shareholders' equity:		
Common stock - par value $0.10 per share: authorized 15,000,000 shares; Issued 7,465,286 shares at December 31, 2002, and 7,442,177 shares at December 31, 2001	747	744
Surplus	45,997	45,456
Undivided profits	96,722	82,385
Accumulated other comprehensive income	7,597	3,039
Treasury stock at cost: 24,529 shares at December 31, 2002, and December 31, 2001	(466)	(466)
Unallocated ESOP: 10,170 shares at December 31, 2001	0	(86)
Total Shareholders' Equity	150,597	131,072
Total Liabilities, Minority Interest in Consolidated Subsidiaries, and Shareholders' Equity	$1,670,203	$1,420,695

CONSOLIDATED STATEMENTS OF INCOME

Amounts in thousands except per share data	Year ended December 31 2002	2001	2000
INTEREST AND DIVIDEND INCOME			
Loans	**$68,383**	$71,592	$70,587
Interest bearing balances due from banks	**37**	3	0
Federal funds sold	**207**	487	726
Available-for-sale securities	**23,862**	20,861	19,216
Held-to-maturity securities	**1,470**	1,215	1,489
Total Interest and Dividend Income	**93,959**	94,158	92,018
INTEREST EXPENSE			
Deposits:			
Time certificates of deposit of $100,000 or more	**3,233**	7,970	10,205
Other deposits	**18,934**	20,458	22,288
Federal funds purchased and securities sold under agreements to repurchase	**2,448**	3,453	3,996
Other borrowings	**4,203**	4,294	3,587
Total Interest Expense	**28,818**	36,175	40,076
Net Interest Income	**65,141**	57,983	51,942
Less Provision for Loan/Lease Losses	**2,235**	1,606	1,216
Net Interest Income After Provision for Loan/Lease Losses	**62,906**	56,377	50,726
NONINTEREST INCOME			
Trust and investment services income	**4,174**	4,646	4,586
Service charges on deposit accounts	**6,324**	4,676	3,739
Insurance commissions and fees	**4,900**	4,225	0
Other service charges	**5,029**	4,259	3,812
Increase in cash surrender value of corporate owned life insurance	**1,383**	1,068	956
Other operating income	**1,531**	924	882
Gain on sale of available-for-sale securities	**363**	66	450
Total Noninterest Income	**23,704**	19,864	14,425
NONINTEREST EXPENSES			
Salaries and wages	**22,692**	20,338	17,354
Pension and other employee benefits	**6,827**	5,004	4,112
Net occupancy expense of bank premises	**3,021**	2,787	2,439
Net furniture and fixture expense	**3,320**	3,042	2,582
Amortization of intangible assets	**867**	1,680	1,135
Other operating expenses	**15,543**	13,210	11,197
Total Noninterest Expenses	**52,270**	46,061	38,819
Income Before Income Tax Expense and Minority Interest in Consolidated Subsidiaries	**34,340**	30,180	26,332
Minority interest in consolidated subsidiaries	**134**	134	568
Income Tax Expense	**11,292**	10,419	8,252
Net Income	**$22,914**	$19,627	$17,512
Basic earnings per share	**$3.09**	$2.65	$2.47
Diluted earnings per share	**$3.03**	$2.62	$2.45

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Amounts in thousands except share and per share data	Common Stock	Surplus	Undivided Profits	Accumulated Other Comprehensive Income	Treasury Stock	Unallocated ESOP	Total
BALANCES AT DECEMBER 31, 2001	$744	$45,456	$82,385	$3,039	$(466)	$(86)	$131,072
Comprehensive income:							
Net income			22,914				22,914
Other comprehensive income				4,558			4,558
Total Comprehensive Income							27,472
Cash dividends ($1.16 per share)			(8,577)				(8,577)
Exercise of stock options and related tax benefit (37,070 shares, net)	4	744					748
Common stock repurchased and returned to unissued status (34,840 shares)	(3)	(1,350)					(1,353)
ESOP shares released or committed to be released for allocation (10,170 shares)		328				86	414
Shares issued for purchase acquisitions (20,879 shares)	2	819					821
BALANCES AT DECEMBER 31, 2002	**$747**	**$45,997**	**$96,722**	**$7,597**	**$(466)**	**$0**	**$150,597**

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of Tompkins Trustco, Inc.

We have audited in accordance with auditing standards generally accepted in the United States of America, the consolidated statements of condition of Tompkins Trustco, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cashflows for each of the years in the three year period ended December 31, 2002 (not appearing herein); and in our report dated January 28, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of condition, statements of income and statement of changes in shareholders' equity is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Syracuse, New York
January 28, 2003

MARKET PRICE AND DIVIDEND INFORMATION

See Notes 1 and 2 below:		Market Price High	Market Price Low	Cash Dividends Paid
2002	**1st Quarter**	**$43.50**	**$38.70**	**$.28**
	2nd Quarter	**48.94**	**37.00**	**.28**
	3rd Quarter	**48.10**	**42.75**	**.30**
	4th Quarter	**47.25**	**39.50**	**.30**
2001	**1st Quarter**	$31.35	$27.00	$.27
	2nd Quarter	40.13	29.00	.27
	3rd Quarter	39.95	35.25	.28
	4th Quarter	40.95	36.60	.28

Note 1 - The range of reported high and low price for Tompkins Trustco, Inc. common stock for actual transactions as quoted on the American Stock Exchange. As of March 4, 2003, there were approximately 1,794 shareholders of record.

Note 2 - Dividends on Tompkins Trustco, Inc. common stock were paid on the 15th day of February, May, August, and November of 2002, and on the 15th day of March, June, September, and December of 2001.

TOMPKINS TRUSTCO, INC. BOARD OF DIRECTORS

James J. Byrnes
Chairman

Bonnie H. Howell
Vice Chairman
Retired President & Chief Executive Officer
Cayuga Medical Center at Ithaca

James W. Fulmer
President

John E. Alexander
President, The CBORD Group, Inc.

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Telephone Company

James R. Hardie
Vice Chairman
Tompkins Insurance Agencies, Inc.

Edward C. Hooks
Bank Counsel, Partner
Harris Beach LLP

Hunter R. Rawlings, III
President, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael H. Spain
President, Spain Agency, Inc.

William D. Spain, Jr.
Managing Partner, Spain & Spain PC
Chairman, Mahopac National Bank

Craig Yunker
Partner, CY Farms

ADVISORS TO THE BOARD OF DIRECTORS

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation &
The Bank of Castile

BOARD OF DIRECTORS

Tompkins Trust Company

James J. Byrnes
Chairman

Bonnie H. Howell
Vice Chairman
Retired President & Chief Executive Officer
Cayuga Medical Center at Ithaca

Stephen E. Garner*
President &
Chief Executive Officer

John E. Alexander
President, The CBORD Group, Inc.

Francis E. Benedict
Retired Executive Vice President
Tompkins Trust Company

Reeder D. Gates
President, R.D. Gates, Ltd.

William W. Griswold
President & Chief Executive Officer
Ontario Telephone Company &
Trumansburg Telephone Company

Carl E. Haynes
President, Tompkins Cortland
Community Collge

Edward C. Hooks
Bank Counsel, Partner
Harris Beach LLP

Robert T. Horn, Jr.
Physician

Patricia A. Johnson
Treasurer, Cornell University

Lucinda A. Noble
Retired Director
Cooperative Extension,
Cornell University

Hunter R. Rawlings, III
President, Cornell University

Thomas R. Salm
Retired Vice President, Business &
Administrative Affairs
Ithaca College

Michael D. Shay
Retired Chairman of the Board
Evaporated Metal Films Corporation

Peggy R. Williams
President, Ithaca College

Advisor to the Board of Directors

Charles E. Treman, Jr.
Retired President
Tompkins Trust Company

The Bank of Castile

James W. Fulmer
Chairman, President &
Chief Executive Officer

Robert F. Brass
President, L.R. Brass, Inc.

Joseph G. Bucci
Owner, Bucci Real Estate

Thomas E. Cushing
Vice President, Secretary-Treasurer
J.O. Cook, Inc.

Betsy W. Harrison
President and CEO
Genesee Country Village and Museum

Benjamin C. Mancuso, Jr.
Retired President
Charles Mancuso & Sons, Inc.

John D. McClurg
President
McClurg Chrysler-
Dodge-Jeep, Inc. &
McClurg Chevrolet-Oldsmobile-
Pontiac-Buick, Inc.

Craig Yunker
Partner, CY Farms

Mahopac National Bank

William D. Spain, Jr.
Chairman
Managing Partner, Spain & Spain, PC

Stephen S. Romaine*
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

James W. Fulmer
President, Tompkins Trustco, Inc.

Stephen E. Garner
Executive Vice President,
Tompkins Trustco Inc.

C. Compton Spain
Attorney, Spain & Spain, PC

Michael H. Spain
President, Spain Agency, Inc.

Charles L. Van Arsdale
Retired President, Letchworth
Independent Bancshares Corporation
& The Bank of Castile

Tompkins Insurance Agencies, Inc.

James W. Fulmer
Chairman
President, Tompkins Trustco, Inc.

James R. Hardie
Vice Chairman

David S. Boyce
President & Chief Executive Officer

James J. Byrnes
Chairman & Chief Executive Officer
Tompkins Trustco, Inc.

David J. Cecere
Senior Vice President
Personal Insurance

Grover S. Ellwood
Corporate Secretary

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

* Effective February 1, 2003

Tompkins Trust Company

James J. Byrnes
Chairman

Stephen E. Garner
President
& Chief Executive Officer

Donald S. Stewart
Executive Vice President
Tompkins Investment Services

Robert B. Bantle
Senior Vice President
Community Banking Division

Richard M. Dolge
Senior Vice President
Community Banking Division

Francis M. Fetsko
Senior Vice President, Treasurer
& Chief Financial Officer

Joyce P. Maglione
Senior Vice President, Personnel

Joseph H. Perry
Senior Vice President
Tompkins Investment Services
& Corporate Secretary

Lawrence A. Updike
Senior Vice President
Operations & Systems

Steven E. Bacon
Vice President, Commercial Banking

Paul W. Banfield
Vice President, Commercial Banking

Terry G. Barber
Vice President, Data Processing

Samuel V. Brewer
Vice President
Tompkins Investment Services

John E. Butler
Vice President
Tompkins Investment Services

Edward F. Dawson
Vice President, Consumer Credit Services

Jeffrey Dobbin
Vice President, Commercial Banking

Anthony D. Franceschelli
Vice President, Tompkins Investment Services

Benjamin E. Herrmann
Vice President
Community Banking Division

Stephen R. Hoyt
Vice President, Commercial Banking

Diana C. Jayne
Vice President
Community Banking Division

Randy C. Lovell
Vice President & Corporate Auditor

H. Craig Miller
Vice President, Residential
Mortgage Services

Stephen L. Patchett
Vice President, Commercial Banking

John A. Poli
Vice President
Tompkins Investment Services

Pamela L. Wait
Vice President
Tompkins Investment Services

The Bank of Castile

James W. Fulmer
Chairman, President
& Chief Executive Officer

Leslie R. Beardslee
Senior Vice President
Credit Administration Division Manager

David N. DeLaVergne
Senior Vice President
Senior Commercial Credit Officer

Donna E. Francis
Senior Vice President,
Retail Banking & Operations Manager

Steven K. Beardsley
Vice President, Commercial Credit Officer

Robert J. Bennett
Vice President
Retail Sales Manager

Michael C. Boza
Vice President, Commercial Credit Officer

Sherri A. Catalano
Vice President,
Residential Mortgage Services Manager

Mary L. Conlon
Vice President, Office Manager

Gary L. Gayton
Vice President, Office Manager, Chili

Thomas H. Kishlar
Vice President, Commercial Credit Officer

Gregg C. McAllister
Vice President, Marketing Manager

Judy G. Schillaci
Vice President, Assistant Auditor

Theresa B. Sedlock
Vice President, Compliance Officer,
CRA Officer

Tyna S. Slocum
Vice President
Loan Review & Workout Manager

David J. Van Ingen
Vice President, Office Manager, Geneseo

Gregory J. Wood
Vice President, Commercial Credit Officer

Robert J. Zuidema
Vice President, Commercial Credit Officer

Mahopac National Bank

Stephen S. Romaine
President & Chief Executive Officer

Gerald J. Klein, Jr.
Executive Vice President, Chief Lending
Officer, Manager Commercial Banking &
Consumer Loan Division

Tanya G. Vanasse
Senior Vice President
Manager Community Banking Division

George Amentas
Vice President, Controller

Noreen B. Brancaccio
Vice President, Compliance Officer
Reg. O Officer
Community Reinvestment Act Officer

Brian A. DaSilva
Vice President, Credit Administration

Douglas L. DePaoli
Vice President, Branch Manager Brewster

Timothy L. Every
Regional Vice President,
Commercial Banking

Ronald L. Ferri
Vice President, Commercial Banking

Lisa M. Gariolo
VP, Branch Administration Officer,
Security Officer

Rosemary Hyland
Vice President,
Manager Administrative Services Division

John R. Kraus
Regional Vice President,
Commercial Banking

Carol Masi
Vice President
Branch Manager Putnam Valley

Lisa L. McPartland
Vice President, Credit Administration

Edward V. Yuhas
Vice President, Loan Operations
Tompkins Investment Services

Tompkins Insurance Agencies, Inc.

David S. Boyce
President & Chief Executive Officer

Frank Vitagliano, Jr.
Senior Vice President
& Chief Operating Officer

David J. Cecere
Senior Vice President, Personal Insurance

Timothy E. Anderson
Vice President

William L. Cecere
Vice President

Joseph A. Teresi
Vice President

Grover S. Ellwood
Corporate Secretary/Marketing

Don H. Herman
Treasurer & Chief Financial Officer

CORPORATE INFORMATION

Corporate Offices

Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210

Website: www.tompkinstrustco.com
E-mail: shareholder@tompkinstrust.com

Subsidiaries

Tompkins Trust Company
P.O. Box 460
Ithaca, NY 14851
(607) 273-3210
www.tompkinstrust.com

The Bank of Castile
P.O. Box 129
Castile, NY 14427
(585) 493-2576
www.bankofcastile.com

Mahopac National Bank
1441 Route 22
Brewster, NY 10509
(845) 278-1000
www.mahopacnationalbank.com

Tompkins Insurance Agencies, Inc.
14 Market St.
PO Box 300
Attica, NY 14011
(585) 591-0262
www.tompkinsins.com

Stock Listing

Tompkins Trustco, Inc. common stock is traded on the American Stock Exchange under the symbol TMP.

Annual Shareholders Meeting

All Tompkins Trustco, Inc. shareholders are invited to attend the Annual Meeting on Monday, May 12, 2003 at 5:30 pm at the Country Club of Ithaca, 189 Pleasent Grove Rd., Ithaca, New York.

A Shareholders Information Meeting will be held at 11:00 a.m. on Wednesday, May 14, 2003, for our shareholders in the Castile area at the Batavia Party House, Batavia, New York.

A Shareholders Information Meeting will be held at 6:00 p.m. on Wednesday, May 21, 2003, for our shareholders in the Mahopac area at the Mahopac Golf Club, Mahopac, New York.

Corporate Officers

James J. Byrnes
Chairman & Chief Executive Officer

James W. Fulmer
President

Stephen E. Garner
Executive Vice President

Stephen S. Romaine*
Executive Vice President

Donald S. Stewart
Executive Vice President

Robert B. Bantle
Senior Vice President

Francis M. Fetsko
Senior Vice President
& Chief Financial Officer

Joyce P. Maglione
Senior Vice President

Joseph H. Perry
Senior Vice President
& Corporate Secretary

Lawrence A. Updike
Senior Vice President

Randy C. Lovell
Vice President &
Corporate Auditor

* Effective February 1, 2003

SHAREHOLDER INQUIRES

Dividend Reinvestment & Direct Stock Purchase and Sale Plan

The Tompkins Trustco, Inc. Dividend Reinvestment & Direct Stock Purchase and Sale Plan is administered by American Stock Transfer & Trust Company as transfer agent for Tompkins Trustco, Inc. It offers a convenient way for shareholders to increase their investment in the Company. The plan enables shareholders to reinvest all or part of their cash dividends or to make optional cash payments, with some restrictions, in order to purchase shares of Tompkins Trustco, Inc. common stock without incurring charges for brokerage commissions or service charges. Shareholders who are interested in this plan may receive enrollment information and a plan enrollment application by contacting:

American Stock Transfer & Trust Company
Toll-free number: 1-877-573-4008
Internet: www.investpower.com

Mailing address:
American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Department
P.O. Box 922
Wall Street Station
New York, NY 10269-0560

For answers to many of your shareholder questions or to request forms, visit American Stock Transfer & Trust Company's website www.amstock.com or contact:

American Stock Transfer & Trust Company
Shareholder Relations
59 Maiden Lane – Plaza Level
New York, NY 10038

Overnight address:
6201 15th Avenue
Brooklyn, NY 11219

1-800-937-5449 or 1-718-921-8200
E-mail address: info@amstock.com

Also, Tompkins Trustco, Inc. stock purchase plan enrollment information can be requested and shareholder questions answered by contacting the Company:

Linda M. Carlton
Assistant Corporate Secretary
Tompkins Trustco, Inc.
P.O. Box 460
Ithaca, NY 14851

1-888-503-5753 or 607-256-3210, ext. 2319
E-mail address:
shareholder@tompkinstrust.com

Form 10-K

Copies of the Company's Form 10-K (Annual Report) for 2002, filed with the Securities and Exchange Commission, may be obtained by shareholders, by written request, from Francis M. Fetsko, Senior Vice President and Chief Financial Officer, P.O. Box 460, Ithaca, NY 14851. Copies can also be obtained from our website: www.tompkinstrustco.com



PO Box 460
Ithaca, New York 14851
www.tompkinstrustco.com